# A7FL Inc



# ANNUAL REPORT

9631 Stones River Park Way

Boca Raton, FL 33428

(561) 877-0992

https://www.a7fl.com

This Annual Report is dated April 9, 2025.

## BUSINESS

A7FL INC., is a sports league for 7-on-7 full-contact tackle football played without helmets or hard shell pads. While the league's full contact excitement appeals to fans (875k social followers), we've tailored the 7-on-7 style of play to reduce head-to-head contact, the biggest problem in traditional American (NFL) football. Generally, athletes generally range from 18 to 30 years of age, must be 18 to play, and must sign an injury waiver. The A7FL field size is 100 x 37 yards and does not utilize the field goal posts. The narrower field width increases the pace of the action with fewer men on the field making for vicious hits while the 100-yard length maintains the pace of the action. The A7FL season currently runs from late March to late July.

Our business model is comprised of licensing media rights and territories for new divisions, sponsorship, merchandise, and athlete registration fees. Our parent company is A7FL Inc., a Florida C-Corporation, which wholly owns our 2 subsidiaries, A7FL Licensing LLC, a Delaware limited liability company, and A7FL LIVE LLC, a New Jersey limited liability company.

## Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $674,697.44

Number of Securities Sold: 594,919

Use of proceeds: Staffing, league expansion to five new territories, elevating LIVE game productions

Date: January 17, 2022

Offering exemption relied upon: Regulation CF

## REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

## AND RESULTS OF OPERATION

**Operating Results – 2023 Compared to 2022**

Operating Results – 2024 Compared to 2023

Circumstances which led to the performance of financial statements:

Results of operations
Year ended December 31, 2024, compared to year ended December 31, 2023

Revenue
In 2024 the league increased sponsorship sales with new sponsors Seeen, TapeMeUp, Locticians, and Berserk Athletics and expanded media rights partnerships to add new distribution through Urban Edge Network/HBCU+ and FOX Soul, with the league playing a full 11 week season including national playoffs. The league also formed a new partnership in the WEB3 space becoming a Hedera Foundation Builder Grant Recipient. The Hedera grant of $20,000 (half of grant funds received in 2024) will aid A7FL in developing its first mobile fan engagement app with WEB3 functionality on the Hedera blockchain. Yearly revenue increased from $135,653 in 2023 to $165,251.43 in 2024.

The leagues profitable agreements with DAZN and Stadium continued. In total, the Company's media rights revenue increased to $39,078.95 in 2024 vs $28,384.77 in 2023.

The company also recognized $23,837.55 in sponsorship income in 2024 up from $6,906.52 in sponsorship income in 2023.

Cost of Sales
2024's cost of sales declined to $124,673.10 down from $193,703.08 in fiscal year 2023, largely due to decreases in live production expenses and the utilization of new AI video editing technology to cut marketing and video post-production expenses.

Gross margins
Gross profit was $40,578.33 in 2024 compared to -$58,049.58 in 2023, as revenues increased and expenses decreased.

Expenses
Our 2024 expenses decreased to a total of $67,705.76 compared to $102,750.14 in 2023 as we tightened production and marketing expenses and continued to operate new subsidiaries for live event production and intellectual property licensing; and maintained our increases in social media marketing including graphic design, reporting and highlight production.

Historical results and cash flows:
Our historical results and cash flows are not representative of what investors should expect in the future.

During 2024, we launched new partnerships with streaming distributor Urban Edge Network/HBCU+ and FOX Soul. These partnerships helped strengthen the leagues wide ranging distribution to young 18-34 demographics across the US and Internationally through DAZN. Our unique style of football, highlight coverage, and LIVE game production has put our league on a strong growth trajectory that has and will continue to result in increased revenues. Moving forward, we plan to continue this investment as we expand our viewership and establish an exciting foundation for future partnership and revenue opportunities including WEB3 fan engagement app development and fan token launch, team merchandising, sports betting, and esports/gaming.

**Liquidity and Capital Resources**

At December 31, 2023, the Company had cash of $25,765.00. [*The Company intends to raise additional funds through an equity financing.*]

**Debt**

Creditor: Sener Korkusuz
Amount Owed: $62,880.50
Interest Rate: 0.0%
Maturity Date: December 31, 2025
This debt does not accrue interest and is payable at a future date to be determined by management.

## DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Sener Korkusuz

Sener Korkusuz's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO; Director, Secretary

Dates of Service: May, 2014 - Present

Responsibilities: Business operations, marketing, tech. Sener does not currently take any compensation and has 35.1% voting power at A7FL.

Name: Ryan DePaul

Ryan DePaul's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President

Dates of Service: May, 2014 - Present

Responsibilities: Football operations and video production. This is Ryan's primary job where he works full-time. Ryan does not currently take any compensation and has 35.1% voting power at A7FL.

Other business experience in the past three years:

Employer: RD Plex

Title: Founder

Dates of Service: March, 2012 - Present

Responsibilities: This is not Ryan's primary job. Ryan spends 10% or less time actively working on the business (4 hours per week or less).

## PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Sener Korkusuz

Amount and nature of Beneficial ownership: 2,730,000

Percent of class: 35.1

Title of class: Common Stock

Stockholder Name: Ryan DePaul

Amount and nature of Beneficial ownership: 2,730,000

Percent of class: 35.1

## RELATED PARTY TRANSACTIONS

Name of Entity: Sener Korkusuz

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Shareholder loans made to Company totaling $62,880.50.

Material Terms: No interest shareholder loan to Company payable at a future date to be determined by management.

## OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 114,000 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 7,777,334 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Options

The Amount Outstanding includes the shares on a fully diluted basis which is a combination of:

1. Current Amount Issued: 7,027,334

2. Current Outstanding Options: 750,000


**What it means to be a minority holder**

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

**Dilution**

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

**RISK FACTORS**

Risk Factors Please review below to update and/or identify any risks that are specific to your company's present business and financial condition. Risk factors that date back to your company's launch on the platform may be outdated and may need to be modified. Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire

investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering common stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We are reliant on one main type of service All of our current services are variants on one type of service, providing a league for no pads no helmets tackle football. Our revenues are therefore dependent upon the market for such type of football. Minority Holder; Securities with Voting Rights The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. Therefore, you will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of

information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have not yet generated any profits A7FL Inc was formed on 5/28/2014. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. A7FL Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that the Company is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company owns, amongst its intellectual property, multiple trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property, including but not limited to, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the intellectual property unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects,

errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As a sports business, we produce live events which we record and then distribute via traditional linear networks but also via the internet. We may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in Company's computer service or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Company could harm our reputation and materially negatively impact our financial condition and business. Increased Competitive Pressures May Reduce Company Revenues or Increase Costs A7FL competes with larger and more established sports leagues and may compete in the future with other leagues and sports that have yet to be established and may try to imitate our rules or style of play. The principal competitors in the sports entertainment industry have longer operating histories, larger fan bases, greater name recognition, and significantly greater financial, technical, marketing, customer service, public relations, distribution and other resources. Either they or newly established leagues or teams may attempt to imitate our rules, recruit our talent or otherwise create a similar product. Increased competition may divert consumers to other sporting events and entertainment, which could reduce A7FL's revenue, including licensing or sponsorship fees, or increase its costs, including marketing and personnel. Risk Associated with Managing Sports Leagues The Company's management of a sports league creates a risk of liability for the Company, including but not limited to claims of bodily injury, property damage, intellectual property infringement, or breach of contract arising from league and team operations, venues, products and services, advertising, as well as participant or spectator injuries. The Company maintains general liability coverage that includes coverage for our events and we require all athletes to sign liability waivers and maintain their personal health insurance. Additionally, the Company has conducted research and developed practices and strategies to minimize harm and promote safety and require players to agree to a variety of terms including those developed to minimize the causes and/or contributing factors which often form the basis of lawsuits associated with a sports team, including the league in which the teams participate. However, the Company cannot guarantee that these or any other strategies will successfully prevent liability. The defense and prosecution of these claims may be costly, time consuming and adversely impact the Company's brand even if the outcome is favorable to the Company while an adverse outcome could subject the Company to significant financial liabilities that could result in decreased profitability for the Company and loss of your investment. Sports-Related Injury Risks All forms of sports and athletics are inherently dangerous to athletes. As a result, the Company, as well as the teams that compete in the A7FL, face unique risks for liability regarding sports-related injuries. As previously stated, the Company has conducted research and developed practices and strategies to minimize harm and promote safety and ensure compliance with state and federal sports safety regulations. In addition, we require all players to sign a liability waiver in favor of the Company and require players agree to rules and terms including those developed to minimize the causes and/or contributing factors that can lead to athletic injuries. However, the Company cannot guarantee that these or any other strategies will successfully prevent liability. The defense and prosecution of these claims may be costly, time consuming; the publicity may adversely impact the Company's brand even if the outcome is favorable to the Company; and an adverse outcome could subject the Company to significant financial liabilities and any of these potential effects could result in decreased profitability for the Company and loss of your investment. COVID-19 Pandemic Risk Our results of operations may be negatively impacted by the COVID-19 pandemic. In December 2019, a coronavirus identified designated as SARS-CoV-2, surfaced in Wuhan, China and caused a pandemic of respiratory illness, called COVID-19. The World Health Organization declared a global emergency on January 30, 2020. The impacts of the pandemic are unknown and rapidly evolving. We played a shortened tournament-style season in 2020 due to Federal and State health and safety guidelines. Further developments could restrict or eliminate our ability to hold games or sell tickets to live games or require expensive testing and mitigation measures. In addition, this outbreak has resulted in the extended shutdown of certain businesses in China and elsewhere, which may in turn result in disruptions or delays to our supply chain or supply chains of parties with whom we contract and adversely impact our sales and operating results. Furthermore, any widespread health crisis could adversely affect the global economy, resulting in an economic downturn that could impact demand for our programming or products.

## RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 9, 2025.

**A7FL Inc**

By   /s/ *Sener Korkusuz*

     Name: <u>A7FL Inc</u>

     Title:   CEO

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Exhibit A

**FINANCIAL STATEMENTS**

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I, Sener Korkusuz___ (Print Name), the CEO___ (Principal Executive Officers) of A7FL INC (Company Name), hereby certify that the financial statements of A7FL INC___ (Company Name) and notes thereto for the periods ending 12/31/2023___ (first Fiscal Year End of Review) and 12/31/2024___ (second Fiscal Year End of Review)  included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year [2024] the amounts reported on our tax returns were total income of $165,251.43; taxable income of $-27,127.43  and total tax of $0.00___.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 3/22/2025___ (Date of Execution).

_____ (Signature)

CEO                                    (Title)

3/22/2025                          (Date)

# Balance Sheet

## A7FL, Inc
## As of December 31, 2024

|  | DEC 31, 2024 |
|---|---|
| **Assets** | |
| **Current Assets** | |
| **Cash and Cash Equivalents** | |
| Chkg # 8225 Live | 24,281.97 |
| Chkg # 8911 Lic | 838.79 |
| Chkg #0701 Inc | 644.34 |
| **Total Cash and Cash Equivalents** | **25,765.10** |
| Deposits Held | 38,292.10 |
| Due from Shareholder: Ryan | 8,929.43 |
| Due from Shareholder: Sener | 110.64 |
| **Total Current Assets** | **73,097.27** |
| **Long Term Assets** | |
| Less Accumulated Amortization of Patent | (85.00) |
| Patents, trademarks, and copyrights | 875.00 |
| **Total Long Term Assets** | **790.00** |
| **Total Assets** | **73,887.27** |
| **Liabilities and Equity** | |
| **Liabilities** | |
| **Current Liabilities** | |
| CC # 1743 Inc | 10,104.32 |
| CC # 4758 Live | 15,844.95 |
| CC # 5707 Inc | 2,840.88 |
| US #6166 Inc | 25,061.58 |
| **Total Current Liabilities** | **53,851.73** |
| **Long Term Liabilities** | |
| Due to Shareholder: Sener | 62,880.50 |
| **Total Long Term Liabilities** | **62,880.50** |
| **Total Liabilities** | **116,732.23** |
| **Equity** | |
| Common Stock | 757,814.29 |
| Current Year Earnings | (27,127.43) |
| Owner Draw: Sener | (5,000.00) |
| Owners Draw: Ryan | (2,500.00) |

| | DEC 31, 2024 |
|---|---|
| Retained Earnings | (766,031.82) |
| **Total Equity** | **(42,844.96)** |
| **Total Liabilities and Equity** | **73,887.27** |

# Income Statement (Profit and Loss)

## A7FL, Inc
## For the year ended December 31, 2024

| | 2024 |
|---|---|
| **Income** | |
| Division Owner Fee Income | 14,000.00 |
| Division Owner Yearly Dues Income | 37,628.00 |
| Interest Income | 0.03 |
| Media Rights & Monetization Income | 39,078.95 |
| Merchandise Sales Income | 38.79 |
| Other Revenue | 458.72 |
| Player Fees Income | 4,900.95 |
| Sales | 45,308.44 |
| Sponsorship Income | 23,837.55 |
| **Total Income** | **165,251.43** |
| | |
| **Cost of Goods Sold** | |
| Field Rental | 5,855.03 |
| Football Equipment | 1,619.43 |
| Merchant Fees | 4,088.91 |
| Subcontracted Services | 113,109.73 |
| **Total Cost of Goods Sold** | **124,673.10** |
| | |
| **Gross Profit** | **40,578.33** |
| | |
| **Operating Expenses** | |
| Advertising & Promo | 1,320.37 |
| Amortization Expense | 32.00 |
| Automobile Expenses | 70.37 |
| Bank Service Charges | 126.00 |
| Business Licenses & Permits | 857.56 |
| Commission Expense | 400.00 |
| Computer – Hardware | 1,464.53 |
| Computer – Hosting | 3,850.60 |
| Computer – Internet | 2,106.35 |
| Computer – Software | 5,598.74 |
| Corporate tax | 300.00 |
| Dues & Subscriptions | 4,587.71 |
| Insurance - General Liability | 1,979.00 |
| Interest Expense | 11,144.44 |
| Meals | 454.94 |
| Office Expenses | 250.24 |
| Payroll Tax Expense | 501.00 |

|  | **2024** |
|---|---|
| Postage & Delivery | 458.83 |
| Professional Fees | 16,426.47 |
| Rent | 1,468.00 |
| Security | 239.31 |
| Telephone - Wireless | 1,655.80 |
| Travel | 2,151.45 |
| Uniform Exenses | 4,262.05 |
| Wages and Salaries | 6,000.00 |
| **Total Operating Expenses** | **67,705.76** |

## Operating Income

| | (27,127.43) |
|---|---|

## Net Income

| | (27,127.43) |
|---|---|

# Business Cash Flow Summary

## A7FL, Inc
## For the year ended December 31, 2024

| | 2024 |
|---|---|
| **Operating Activities** | |
| Receipts from customers | 165,251.43 |
| Payments to suppliers and employees | (192,378.86) |
| **Net Cash Flows from Operating Activities** | **(27,127.43)** |
| **Investing Activities** | |
| Other cash items from investing activities | (493.00) |
| **Net Cash Flows from Investing Activities** | **(493.00)** |
| **Financing Activities** | |
| Other cash items from financing activities | 34,868.64 |
| **Net Cash Flows from Financing Activities** | **34,868.64** |
| **Net Cash Flows** | **7,248.21** |
| **Cash and Cash Equivalents** | |
| Cash and cash equivalents at beginning of period | 18,516.89 |
| Net cash flows | 7,248.21 |
| Cash and cash equivalents at end of period | 25,765.10 |
| **Net change in cash for period** | **7,248.21** |

# Balance Sheet

## A7FL, Inc
## As of December 31, 2023

| | DEC 31, 2023 |
|---|---:|

### Assets

**Current Assets**

**Cash and Cash Equivalents**

| | |
|---|---:|
| Chkg # 8225 | 15,296.05 |
| Chkg # 8911 | 2,287.63 |
| Chkg #0701 | 1,555.60 |
| **Total Cash and Cash Equivalents** | **19,139.28** |
| Deposits Held | 38,292.10 |
| Due from Shareholder: Ryan | 8,929.43 |
| Due from Shareholder: Sener | 110.64 |
| **Total Current Assets** | **66,471.45** |

**Long Term Assets**

| | |
|---|---:|
| Less Accumulated Amortization of Patent | (53.00) |
| Patents, trademarks, and copyrights | 350.00 |
| **Total Long Term Assets** | **297.00** |
| **Total Assets** | **66,768.45** |

### Liabilities and Equity

**Liabilities**

**Current Liabilities**

| | |
|---|---:|
| Credit Card # 1743 | 9,933.87 |
| Credit Card # 4758 | 15,684.39 |
| Credit Card # 5707 | 1,494.73 |
| US Bank #6166 | 21,246.20 |
| **Total Current Liabilities** | **48,359.19** |

**Long Term Liabilities**

| | |
|---|---:|
| Due to Shareholder: Sener | 24,880.50 |
| **Total Long Term Liabilities** | **24,880.50** |
| **Total Liabilities** | **73,239.69** |

**Equity**

| | |
|---|---:|
| Common Stock | 757,814.29 |
| Current Year Earnings | (160,799.72) |
| Retained Earnings | (603,485.81) |
| **Total Equity** | **(6,471.24)** |
| **Total Liabilities and Equity** | **66,768.45** |

# Income Statement (Profit and Loss)

## A7FL, Inc
### For the year ended December 31, 2023

| | A7FL LICENSING, LLC | A7FL LIVE, LLC | A7FL, INC | UNASSIGNED | TOTAL |
|---|---:|---:|---:|---:|---:|
| **Income** | | | | | |
| Division Owner Fee Income | - | 54,406.67 | - | - | 54,406.67 |
| Interest Income | - | - | 0.49 | - | 0.49 |
| Media Rights & Monetization Income | 479.44 | - | 27,905.33 | - | 28,384.77 |
| Other Revenue | - | 305.55 | 1,288.99 | - | 1,594.54 |
| Player Fees Income | 291.03 | 3,108.32 | 349.23 | - | 3,748.58 |
| Returns and Allowances | 439.73 | - | (115.84) | - | 323.89 |
| Sales | - | 35,552.00 | 4,736.04 | - | 40,288.04 |
| Sponsorship Income | 4,406.52 | 2,500.00 | - | - | 6,906.52 |
| **Total Income** | **5,616.72** | **95,872.54** | **34,164.24** | **-** | **135,653.50** |
| **Cost of Goods Sold** | | | | | |
| Field Rental | - | 13,846.77 | - | - | 13,846.77 |
| Football Equipment | - | - | 1,907.46 | - | 1,907.46 |
| Merchandise | - | - | 400.00 | - | 400.00 |
| Merchant Fees | 73.04 | 4,953.00 | 403.82 | - | 5,429.86 |
| Referees Fees | - | 11,600.00 | - | - | 11,600.00 |
| Subcontracted Services | 28,905.91 | 117,273.71 | 14,339.37 | - | 160,518.99 |
| **Total Cost of Goods Sold** | **28,978.95** | **147,673.48** | **17,050.65** | **-** | **193,703.08** |
| **Gross Profit** | **(23,362.23)** | **(51,800.94)** | **17,113.59** | **-** | **(58,049.58)** |
| **Operating Expenses** | | | | | |
| Advertising & Promo | 1,089.00 | 2,039.95 | 3,583.55 | - | 6,712.50 |
| Amortization Expense | - | - | - | 23.00 | 23.00 |
| Automobile Expenses | - | 441.32 | 48.85 | - | 490.17 |
| Bank Service Charges | - | - | 11.32 | - | 11.32 |
| Business Licenses & Permits | - | 75.50 | 185.00 | - | 260.50 |
| Computer – Hardware | - | 5,649.50 | 532.05 | - | 6,181.55 |
| Computer – Hosting | - | 1,258.93 | 2,190.00 | - | 3,448.93 |
| Computer – Internet | - | - | 2,075.13 | - | 2,075.13 |
| Computer – Software | 2,000.00 | 2,072.97 | 6,724.26 | - | 10,797.23 |
| Corporate tax | - | 300.00 | - | - | 300.00 |
| Dues & Subscriptions | - | - | 4,179.17 | - | 4,179.17 |
| Insurance - General Liability | - | 2,480.00 | - | - | 2,480.00 |
| Interest Expense | - | 1,767.85 | 6,302.78 | - | 8,070.63 |
| Meals | - | 37.21 | - | - | 37.21 |
| Office Expenses | - | 473.56 | 937.28 | - | 1,410.84 |
| Payroll Tax Expense | - | - | 618.00 | - | 618.00 |

| | A7FL LICENSING, LLC | A7FL LIVE, LLC | A7FL, INC | UNASSIGNED | TOTAL |
|---|---|---|---|---|---|
| Postage & Delivery | - | 625.05 | 136.75 | - | 761.80 |
| Professional Fees | 10,140.47 | - | 22,644.32 | - | 32,784.79 |
| Rent | - | - | 1,538.64 | - | 1,538.64 |
| Small Tools & equipment <$2,500 | - | 197.10 | 4,797.40 | - | 4,994.50 |
| Telephone - Landline | - | - | 596.98 | - | 596.98 |
| Telephone - Wireless | - | - | 1,355.80 | - | 1,355.80 |
| Travel | - | 2,168.57 | 2,126.14 | - | 4,294.71 |
| Uniform Exenses | - | - | 3,326.74 | - | 3,326.74 |
| Wages and Salaries | - | - | 6,000.00 | - | 6,000.00 |
| **Total Operating Expenses** | **13,229.47** | **19,587.51** | **69,910.16** | **23.00** | **102,750.14** |

| | | | | | |
|---|---|---|---|---|---|
| **Operating Income** | (36,591.70) | (71,388.45) | (52,796.57) | (23.00) | (160,799.72) |
| **Net Income** | (36,591.70) | (71,388.45) | (52,796.57) | (23.00) | (160,799.72) |

# Statement of Cash Flows

## A7FL, Inc
## For the year ended December 31, 2023

|  | 2023 |
|---|---|
| **Operating Activities** | |
| Receipts from customers | 135,653.50 |
| Payments to suppliers and employees | (296,453.22) |
| **Net Cash Flows from Operating Activities** | **(160,799.72)** |
| **Investing Activities** | |
| Other cash items from investing activities | 16,588.15 |
| **Net Cash Flows from Investing Activities** | **16,588.15** |
| **Financing Activities** | |
| Other cash items from financing activities | 41,364.18 |
| **Net Cash Flows from Financing Activities** | **41,364.18** |
| **Net Cash Flows** | **(102,847.39)** |
| **Cash and Cash Equivalents** | |
| Cash and cash equivalents at beginning of period | 121,986.67 |
| Net cash flows | (102,847.39) |
| Cash and cash equivalents at end of period | 19,139.28 |
| **Net change in cash for period** | **(102,847.39)** |

**NOTE 1 – NATURE OF OPERATIONS**

A7FL INC. was formed on 5/28/2014 ("Inception") in the State of Florida.   The financial statements of A7FL INC. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Boca Raton, FL.

A7FL INC., is a sports league for 7-on-7 full-contact tackle football played without helmets or hard shell pads. While the league's full contact excitement appeals to fans (875k social followers), we've tailored the 7-on-7 style of play to reduce head-to-head contact, the biggest problem in traditional American (NFL) football. Generally, athletes generally range from 18 to 30 years of age, must be 18 to play, and must sign an injury waiver. The A7FL field size is 100 x 37 yards and does not utilize the field goal posts. The narrower field width increases the pace of the action with fewer men on the field making for vicious hits while the 100-yard length maintains the pace of the action. The A7FL season currently runs from late March to late July.

**NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

*Use of Estimates*
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods.  Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

*Fair Value of Financial Instruments*
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of ==December 31, 2023 and 2024==. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

*Cash and Cash Equivalents*
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

*Revenue Recognition*
The Company will recognize revenues from the sale of ==media rights, sponsorships, new markets, merchandise, and event tickets== when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

*Stock Based Compensation*
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

*Income Taxes*
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and ==FL== state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for tax returns filed in the past 3 years. The Company currently is not under examination by any tax authority.

*Concentration of Credit Risk*

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

## NOTE 3 – DEBT

The company currently has a revolving credit line with Chase, for a total amount available of $10,300. This line of credit currently has an outstanding balance of $10,113 as of 3/13/2025.

The company currently has a revolving credit line with Chase, for a total amount available of $3,000. This line of credit currently has an outstanding balance of $2,760 as of 3/13/2025.

The company currently has a revolving credit line with Chase, for a total amount available of $16,000. This line of credit currently has an outstanding balance of $15,117 as of 3/13/2025.

The company currently has a revolving credit line with US Bank, for a total amount available of $26,000. The line of credit currently has an outstanding balance of $25,171 as of 3/13/2025.

## NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

## NOTE 5 – STOCKHOLDERS' EQUITY

*Common Stock*

The amount of security authorized is 10,000,000 with a total of **7,777,334** outstanding.

| Title of class | Name and address of beneficial owner | Amount and nature of Beneficial ownership | Amount and nature of beneficial ownership acquirable | Percent of class |
|---|---|---|---|---|
| Common Stock | Sener Korkusuz | 2,730,000 shares | | 35.1% |
| | Ryan DePaul | 2,730,000 shares | | 35.1% |

## NOTE 6 – RELATED PARTY TRANSACTIONS

**Debt**

Creditor: Sener Korkusuz

Amount Owed: $62,880.50

Interest Rate: 0.0%

Maturity Date: December 31, 2025

This debt does not accrue interest and is payable at a future date to be determined by management.

## NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2024 through [March 22], [2025], the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

**Operating Results – 2024 Compared to 2023**

Circumstances which led to the performance of financial statements:

**Results of operations**
*Year ended December 31, 2024, compared to year ended December 31, 2023*

*Revenue*
In 2024 the league increased sponsorship sales with new sponsors Seeen, TapeMeUp, Locticians, and Berserk Athletics and expanded media rights partnerships to add new distribution through Urban Edge Network/HBCU+ and FOX Soul, with the league playing a full 11 week season including national playoffs. The league also formed a new partnership in the WEB3 space becoming a Hedera Foundation Builder Grant Recipient. The Hedera grant of $20,000 (half of grant funds received in 2024) will aid A7FL in developing its first mobile fan engagement app with WEB3 functionality on the Hedera blockchain. Yearly revenue increased from $135,653 in 2023 to $165,251.43 in 2024.

The leagues profitable agreements with DAZN and Stadium continued. In total, the Company's media rights revenue increased to $39,078.95 in 2024 vs $28,384.77 in 2023.

The company also recognized $23,837.55 in sponsorship income in 2024 up from $6,906.52 in sponsorship income in 2023.

*Cost of Sales*
2024's cost of sales declined to $124,673.10 down from $193,703.08 in fiscal year 2023, largely due to decreases in live production expenses and the utilization of new AI video editing technology to cut marketing and video post-production expenses.

*Gross margins*
Gross profit was $40,578.33 in 2024 compared to -$58,049.58 in 2023, as revenues increased and expenses decreased.

*Expenses*
Our 2024 expenses decreased to a total of $67,705.76 compared to $102,750.14 in 2023 as we tightened production and marketing expenses and continued to operate new subsidiaries for live event production and intellectual property licensing; and maintained our increases in social media marketing including graphic design, reporting and highlight production.

Historical results and cash flows:
Our historical results and cash flows are not representative of what investors should expect in the future.

During 2024, we launched new partnerships with streaming distributor Urban Edge Network/HBCU+ and FOX Soul. These partnerships helped strengthen the leagues wide ranging distribution to young 18-34 demographics across the US and Internationally through DAZN. Our unique style of football, highlight coverage, and LIVE game production has put our league on a strong growth trajectory that has and will continue to result in increased revenues. Moving forward, we plan to continue this investment as we expand our viewership and establish an exciting foundation for future partnership and revenue opportunities including WEB3 fan engagement app development and fan token launch, team merchandising, sports betting, and esports/gaming.

| Shareholder Type | Name | Offering Type | Options | Shares | Cost Basis (price per share) | Percentage | Allocation Date | Tax ID | Vesting Date | Vesting Schedule |
|---|---|---|---|---|---|---|---|---|---|---|
| Person | Sener Korkusuz | Common | | 2,730,000 | $0.00 | 35.10% | 2014-05-28 | | | |
| Person | Ryan DePaul | Common | | 2,730,000 | $0.00 | 35.10% | 2014-05-28 | | | |
| Person | Mark Malak | Common | | 540,000 | $0.00 | 6.94% | 2014-08-01 | | | |
| Person | David Isaacs (Shares) | Common | | 450,000 | $0.00 | 5.79% | 2019-01-01 | | | |
| Person | David Isaacs (Options) | Options | 227,500 | | $0.04 | 2.93% | 2021-06-28 | | 6/28/2021 | 2 year straighline monthly vesting |
| Person | Ken Lehner | Options | 37,500 | | $0.02 | 0.48% | 2020-02-23 | | 2/23/2020 | 2 year straighline monthly vesting |
| Person | Anthony Bailey | Options | 37,500 | | $0.02 | 0.48% | 2020-05-19 | | 5/19/2020 | 2 year straighline monthly vesting |
| Person | Joe Favorito | Options | 37,500 | | $0.02 | 0.48% | 2020-11-05 | | 11/1/2020 | 2 year straighline monthly vesting |
| Reg-CF | **StartEngine Common 1** | Common | | 569,198 | $1.25 | 7.32% | 2020-02-01 | | | $1.25/share |
| Person | Tamara Kaiser | Options | 25,000 | | $0.04 | 0.32% | 2021-08-18 | | 8/1/2021 | 2 year straighline monthly vesting |
| Person | Jen Welter | Options | 25,000 | | $0.04 | 0.32% | 2021-09-12 | | 9/1/2021 | 2 year straighline monthly vesting |
| Person | David Meltzer | Options | 25,000 | | $0.04 | 0.32% | 2021-09-13 | | 9/1/2021 | 2 year straighline monthly vesting |
| Person | Marlon LeWinter | Options | 5,400 | | $0.04 | 0.08% | 2022-01-04 | | 9/1/2021 | 2 year straighline monthly vesting |
| Person | Howard Sadel | Options | 40,000 | | $0.04 | 0.51% | 2021-09-13 | | 9/1/2021 | 4 year straighline monthly vesting |
| Person | Matthew Ryan | Options | 10,000 | | $0.04 | 0.13% | 2021-09-13 | | 9/1/2021 | 4 year straighline monthly vesting |
| Person | Jared Wright | Options | 10,000 | | $0.04 | 0.13% | 2021-09-13 | | 9/1/2021 | 4 year straighline monthly vesting |
| Person | Ken Lehner | Options | 10,000 | | $0.04 | 0.13% | 2021-09-13 | | 9/1/2021 | 2 year straighline monthly vesting |
| Person | Luis Ojeda | Options | 20,000 | | $0.04 | 0.26% | 2021-12-01 | | 12/1/2021 | 2 year straighline monthly vesting |
| Person | Arthur Jason De Luigi | Options | 20,000 | | $0.07 | 0.26% | 2022-11-01 | | 11/1/2022 | 4 year straighline monthly vesting |
| Reg-CF | **StartEngine Common 2** | Common | | 8,136 | $2.50 | 0.10% | 2022-07-01 | | | $2.50/share |
| Person | Howard Sadel | Options | 40,000 | | $0.08 | 0.51% | 2023-12-10 | | 12/10/2023 | 2 year straighline monthly vesting |
| Person | Dev Sethi | Options | 20,000 | | $0.08 | 0.26% | 2024-01-15 | | 1/15/2024 | 2 year straighline monthly vesting |
| Option Pool | Option Pool Remaining | Options | 159,600 | | | 2.05% | | | | |

# CERTIFICATION

I, Sener Korkusuz, Principal Executive Officer of A7FL Inc, hereby certify that the financial statements of A7FL Inc included in this Report are true and complete in all material respects.

*Sener Korkusuz*

CEO